Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

July 10, 2012

VIA EDGAR AND COURIER

Mr. Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hyperion Therapeutics, Inc.
Registration Statement on Form S-1
Filed April 13, 2012, as amended May 24, 2012, June 18, 2012 and July 5, 2012
File No. 333-180694

Dear Mr. Riedler:

On behalf of Hyperion Therapeutics, Inc. (the “Company”), this letter is in reference to the Company’s above referenced Registration Statement on Form S-1 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”). This letter provides the Staff with supplemental responses to the oral comments received during the Company’s conversation with the Staff on July 10, 2012.

For ease of reference, the Staff’s oral comments are set forth in italic type immediately before the corresponding responses submitted on behalf of the Company, which oral comments have been incorporated into this response letter. References to page numbers in the Company’s responses refer to page numbers in Amendment No. 3.

1.	You state in your response that you will remove the March 2012 valuation assumptions from your disclosure. However, we continue to believe that those assumptions are helpful in understanding the April valuation. Please confirm that you will provide the disclosure in the form provided to us in your July 9, 2012 response letter. In addition, please confirm that you will include all other disclosures you proposed in your July 9, 2012 response letter. If there is any disclosure that you plan to remove in your amendment, highlight those disclosures for us and tell us why you do not think they are meaningful.

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Securities and Exchange Commission

July 10, 2012

The Company respectfully acknowledges the Staff’s oral comment, and advises the Staff that it will include in its next amendment to the Registration Statement, the disclosure proposed in its July 9, 2012 response letter, except for the disclosure proposed in response to oral comment #4. In addition, the Company will be removing the following disclosure, which was previously the last two sentences on page 63. This disclosure is being removed from the Registration Statement because the Company reassessed the fair value in July 2012.

“There were no significant changes that would impact the valuation in the period between March 1, 2012, and the option grant date, April 16, 2012. As a result, for our options granted on April 16, 2012, our board of directors deemed the fair value of the common stock to be $ 7.31 per share.”

2.	Please revise your proposed disclosure to quantify the amount of additional stock based compensation you expect to recognize as a result of your common stock value reassessment for April 2012. In addition, please provide us a materiality analysis of the additional stock compensation to the quarterly period ended June 30, 2012.

The Company respectfully acknowledges the Staff’s oral comment, and advises the Staff that in its next amendment to the Registration Statement, the Company will include the following disclosure on page 63 of the Registration Statement:

“As a result of the stock options granted on April 16, 2012, we will be recording additional stock-based compensation expense of approximately $170,000 for the second quarter of 2012, which is not expected to materially effect the results of operations for the quarter.”

3.	Please confirm that you will reflect the change in your April 2012 valuation throughout your document where relevant, including the information regarding the equity instruments issued since January 1, 2011 on page 58 of the 3rd Amendment to your Form S-1.

Securities and Exchange Commission

July 10, 2012

The Company respectfully acknowledges the Staff’s oral comment, and advises the Staff it will reflect the change in the April 2012 valuation throughout the Registration Statement, including the information on page 58 regarding the equity instruments issued since January 1, 2011. Specifically, the Company will update such disclosure as marked below in bold:

Date of Transaction Equity Type	Equity Type	Number of Shares Underlying Options or Warrants Granted	Exercise Price Per Share	Management’s Estimate of Per Share Fair Value of the Underlying Common Stock
April 1, 2011	Common Stock Warrants	544,939(1)(2)	$4.08	$3.17
April 15, 2011	Common Stock Options	407,946	$4.08	$3.17	(3)
October 26, 2011	Preferred Stock Warrants	233,935(1)(2)	$9.62	N/A
February 8, 2012	Preferred Stock Warrants	233,935(1)(2)	$9.62	N/A
April 16, 2012	Common Stock Options	453,348	$7.31	$11.00	(3)
April 19, 2012	Common Stock Warrants	75,974	$4.08	$11.00	(3)

(1)	The number of shares to be issued is calculated based upon 30% of the principal amount of the related notes issued in the financing divided by either:
(i)	the price per share paid by a new investor in a preferred stock qualified financing;
(ii)	in the event the notes have been converted into shares of Series C-2 preferred stock, the series C-2 preferred original issue price of $9.62 per share;
(iii)	the price per share paid by a new investor for equity securities in a non-qualified financing; or
(iv)	a price per share of $9.62 in the event of an initial public offering.

The column reflecting the number of shares underlying warrants granted assumes the event of an initial public offering and is calculated based upon 30% of the principal amount of the notes divided by a price of $9.62 per share.

(2)	The fair value of warrants in the aggregate was determined by using an income approach by first estimating the equity value of our company, then allocating the value to our various securities using the option pricing method. The option pricing method was applied in various scenarios based on the potential liquidity alternatives available to us. See Note 7 to our consolidated financial statements included elsewhere in this prospectus.
(3)	We reassessed the fair value of our common stock subsequent to the grant date of these awards.

4.	Please tell us how the change in fair value in April 2012 effected your accounting for the April 2012 warrant issuances.

The Company respectfully acknowledges the Staff’s oral comment, and advises the Staff it will utilize the common stock value of $11.00 per share to determine the value of the common stock warrants that were issued in connection with the loan from Silicon Valley Bank and Leader Ventures in April 2012. As a result, the Company will be recording approximately $50,000 in interest expense related to these warrants for the second quarter of 2012. This interest expense reflects an increase of approximately $18,000 had the Company utilized the common stock valuation of $7.31 per share.

5.	Please file an updated auditors consent with your amendment to Form S-1 prior to going effective.

The Company respectfully acknowledges the Staff’s oral comment and will file an updated auditors consent with the next amendment to the Registration Statement prior to going effective, and to the last amendment prior to going effective.

Securities and Exchange Commission

July 10, 2012

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Please advise us if we can provide any further information or assistance to facilitate your review. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (650) 463-4194 or Jon Layman at (650) 463-4024. We thank you in advance for your attention to the above.

Sincerely,

/s/ Laura A. Berezin

Laura A. Berezin

cc:	Donald J. Santel, Hyperion Therapeutics, Inc.
Jeffrey S. Farrow, Hyperion Therapeutics, Inc.
Jon Layman, Hogan Lovells US LLP
Mark B. Weeks, Cooley LLP
Brett D. White, Cooley LLP